金山工業(集團)有限公司
Gold Peak Industries (Holdings) Limited

02 MAR -4 AM 8

GOLD PEAK

February 28, 2002

Securities & Exchange Commission
Division of Corporate Finance
Office of International Corporate Finance
Room 3045, STOP 3-4,
Judiciary Plaza,
450 Fifth Street, N.W.,
Washington, D.C. 20549,
U.S.A.

02015597

EXEMPTION # 82-3604

SUPPL

Dear Sirs,

Gold Peak Industries (Holdings) Limited

On behalf of Gold Peak Industries (Holdings) Limited (the "Company"), a company incorporated in Hong Kong, I am furnishing herewith the below listed documents pursuant to Rule 12g3-2(b) (iii) under the Securities Exchange Act of 1934 ("Exchange Act").

Name of Report	Date Announced/Filed
Announcement of Expiry of Subscription Rights Attaching to the 2002 Warrants	January 8, 2002
Announcement of Expiry of Subscription Rights Attaching to the 2002 Warrants	January 9, 2002

PROCESSED
MAR 0 5 2002
THOMSON
FINANCIAL

Thank you for your attention.

Yours faithfully,
GOLD PEAK INDUSTRIES (HOLDINGS) LIMITED

Wong Man Kit
Deputy General Manager

Encl.

Exemption#82-3604

HongKong iMail

金山工業(集團)有限公司
Gold Peak Industries (Holdings) Limited

(incorporated in Hong Kong under the Companies Ordinance)

GOLD PEAK

EXPIRY OF SUBSCRIPTION RIGHTS ATTACHING TO THE 2002 WARRANTS

- Subscription rights attaching to the 2002 Warrants will expire after 4:00 p.m. on Friday, 8th February 2002.
- The last trading day of the 2002 Warrants will be on Tuesday, 5th February 2002.
- Holders of the 2002 Warrants who wish to exercise their subscription rights attaching to the 2002 Warrants must exercise on or before 4:00 p.m. on Friday, 8th February 2002.
- Listing of the 2002 Warrants will be withdrawn after 4:00 p.m. on Friday, 8th February 2002.

The board of directors of Gold Peak Industries (Holdings) Limited (the "Company") would like to remind holders of its 2002 warrants carrying the rights to subscribe in cash for new shares of HK$0.50 each in the capital of the Company (the "Shares") at the subscription price of HK$2.20 per Share, subject to adjustment, on or before 8th February 2002 (the "2002 Warrants") that according to the terms and conditions of the 2002 Warrants, the subscription rights attaching to the 2002 Warrants (the "Subscription Rights") will expire after 4:00 p.m. on Friday, 8th February 2002, and **after 4:00 p.m. on 8th February 2002, any Subscription Rights which have not been exercised will lapse and the 2002 Warrants with the 2002 Warrant certificates will cease to be valid for any purpose.**

The Company has made the following arrangements regarding dealings in the 2002 Warrants, transfers and exercise of the Subscription Rights:

1. The last trading day of the 2002 Warrants on The Stock Exchange of Hong Kong Limited (the "Stock Exchange") will be on Tuesday, 5th February 2002 and trading will cease after 4:00 p.m. on 5th February 2002.
2. Registered holders of the 2002 Warrants who wish to exercise in whole or in part of the Subscription Rights must lodge the following with the Company's Share and Warrant Registrars, Abacus Share Registrars Limited (the "Registrars"), at 5th Floor, Wing On Centre, 111 Connaught Road Central, Hong Kong on or before 4:00 p.m. on Friday, 8th February 2002:
   (i) the relevant 2002 Warrant certificates;
   (ii) the duly completed and signed subscription forms endorsed on the 2002 Warrant certificates; and
   (iii) the relevant subscription moneys.
3. Holders of the 2002 Warrants who have not registered the 2002 Warrants in their names and wish to exercise the Subscription Rights must lodge the following with the Registrars at the abovementioned address on or before 4:00 p.m. on Friday, 8th February 2002:
   (i) the relevant 2002 Warrant certificates;
   (ii) the duly completed and signed instruments of transfer and/or other documents of title (duly stamped where appropriate);
   (iii) the duly completed and signed subscription forms endorsed on the 2002 Warrant certificates; and
   (iv) the relevant subscription moneys.
4. Application has been made to the Stock Exchange for the withdrawal of the listing of the 2002 Warrants after 4:00 p.m. on Friday, 8th February 2002.
5. Subscription forms lodged with the Registrars later than 4:00 p.m. on Friday, 8th February 2002 will not be regarded as valid and will not be accepted.

The new Shares to be issued on the exercise of the Subscription Rights will be alloted no later than 28 days after the relevant date of subscription and will rank pari passu in all respects with the existing Shares.

The closing prices of the Shares and the 2002 Warrants as quoted on the Stock Exchange on 7th January 2002 are HK$1.43 and HK$0.097 respectively.

A circular containing details of the expiry of the Subscription Rights will be despatched to holders of the 2002 Warrants and, for information only, to the shareholders of the Company as soon as possible.

Holders of the 2002 Warrants who are in doubt as to their position or the action to be taken should consult their stockbroker or other registered dealer in securities, bank manager, solicitor, professional accountant or other professional adviser.

By Order of the Board
WONG Man Kit
Company Secretary

Hong Kong, 7th January 2002

THIS CIRCULAR IS IMPORTANT AND REQUIRES YOUR IMMEDIATE ATTENTION

If you are in any doubt as to any aspect of this circular or as to the action to be taken, you should consult a stockbroker or other registered dealer in securities, a bank manager, solicitor, professional accountant or other professional adviser.

If you have sold or transferred all of your shares in, and/or warrants of, Gold Peak Industries (Holdings) Limited, you should at once hand this circular to the purchaser or to the bank, stockbroker or other agent through whom the sale was effected for transmission to the purchaser.

Exemption#82-3604

金山工業(集團)有限公司
Gold Peak Industries (Holdings) Limited

(Incorporation in Hong Kong under the Companies Ordinances)

GOLD PEAK

Board of Directors
Executive:
Victor LO Chung Wing *(Chairman and Chief Executive)*
Andrew NG Sung On *(Vice Chairman)*
Kevin LO Chung Ping
Paul LO Chung Wai
LEUNG Pak Chuen
Richard KU Yuk Hing
Andrew CHUANG Siu Leung
CHAU Kwok Wai
Raymond WONG Wai Kan

Non-Executive:
Vincent CHEUNG Ting Kau*
LUI Ming Wah*
John LO Siew Kiong

* *Independent Non-Executive Directors*

Registered Office:
8th Floor
Gold Peak Building
30 Kwai Wing Road
Kwai Chung
New Territories
Hong Kong

02 MAR -4 AM 8:47

9th January 2002

To the holders of 2002 warrants, and for information only, the shareholders of the Company

Dear Sir or Madam,

EXPIRY OF SUBSCRIPTION RIGHTS ATTACHING TO THE 2002 WARRANTS

The board of directors of Gold Peak Industries (Holdings) Limited (the "**Company**") would like to remind holders of its 2002 warrants carrying the rights to subscribe in cash for new shares of HK$0.50 each in the capital of the Company (the "**Shares**") at the subscription price of HK$2.20

per Share, subject to adjustment, on or before 8th February 2002 (the "**2002 Warrants**") that according to the terms and conditions of the 2002 Warrants, **the subscription rights attaching to the 2002 Warrants (the "Subscription Rights") will expire after 4:00 p.m. on Friday, 8th February 2002, and after 4:00 p.m. on 8th February 2002, any Subscription Rights which have not been exercised will lapse and the 2002 Warrants with the 2002 Warrant certificates will cease to be valid for any purpose.**

The Company has made the following arrangements regarding dealings in the 2002 Warrants, transfers and exercise of the Subscription Rights:

1. The last trading day of the 2002 Warrants on The Stock Exchange of Hong Kong Limited (the "**Stock Exchange**") will be **on Tuesday, 5th February 2002** and trading will cease after 4:00 p.m. on 5th February 2002.

2. Registered holders of the 2002 Warrants who wish to exercise in whole or in part of the Subscription Rights must lodge the following with the Company's Share and Warrant Registrars, Abacus Share Registrars Limited (the "**Registrars**") at 5th Floor, Wing On Centre, 111 Connaught Road Central, Hong Kong **on or before 4:00 p.m. on Friday, 8th February 2002:**

   (i) the relevant 2002 Warrant certificates;

   (ii) the duly completed and signed subscription forms endorsed on the 2002 Warrant certificates; and

   (iii) the relevant subscription moneys.

3. Holders of the 2002 Warrants who have not registered the 2002 Warrants in their names and wish to exercise the Subscription Rights must lodge the following with the Registrars at the abovementioned address **on or before 4:00 p.m. on Friday, 8th February 2002:**

   (i) the relevant 2002 Warrant certificates;

   (ii) the duly completed and signed instruments of transfer and/or other documents of title (duly stamped where appropriate);

   (iii) the duly completed and signed subscription forms endorsed on the 2002 Warrant certificates; and

   (iv) the relevant subscription moneys.

4. Application has been made to the Stock Exchange for the withdrawal of the listing of the 2002 Warrants **after 4:00 p.m. on Friday, 8th February 2002.**

5. Subscription forms lodged with the Registrars later than 4:00 p.m. on Friday, 8th February 2002 will not be regarded as valid and will not be accepted.

The new Shares to be issued on the exercise of the Subscription Rights will be alloted no later than 28 days after the relevant date of subscription and will rank pari passu in all respects with the existing Shares.

The closing prices of the Shares and the 2002 Warrants as quoted on the Stock Exchange on 7th January 2002, being the latest practicable date prior to the printing of this circular, were HK$1.43 and HK$0.097 respectively.

Yours faithfully,
By Order of the Board
Victor LO Chung Wing
Chairman and Chief Executive

此乃要件　請即處理

閣下對本通函各方面或應採取之行動如有任何疑問，應諮詢　閣下之股票經紀或其他註冊證券商、銀行經理、律師、專業會計師或其他專業顧問。

閣下如已售出或轉讓名下之所有金山工業（集團）有限公司**股份及／或認股權證**，閣下應立即將本通函送交買主或承讓人或經手買賣或轉讓之銀行、股票經紀或其他代理，以便轉交買主。

金山工業（集團）有限公司
Gold Peak Industries (Holdings) Limited

（根據公司條例於香港註冊成立）

GOLD PEAK

董事局
執行董事：
羅仲榮（主席兼總裁）
吳崇安（副主席）
羅仲炳
羅仲煒
梁伯全
顧玉興
莊紹樑
周國偉
王維勤

非執行董事：
張定球*
呂明華*
羅肇強

* 獨立非執行董事

註冊辦事處：
香港新界葵涌
葵榮路30號
金山工業中心
八樓

敬啟者：

二零零二年認股權證
所附之認購權有效期屆滿

金山工業（集團）有限公司（「**本公司**」）董事局謹請有權利於二零零二年二月八日或之前按每股2.20港元之認購價（可予調整）以現金認購本公司股本中每股面值0.50港元之新股

份（「**股份**」）之二零零二年認股權證（「**二零零二年認股權證**」）持有人留意，根據已訂立之二零零二年認股權證之條款及條件，**二零零二年認股權證所附之認購權（「認購權」）將於二零零二年二月八日（星期五）下午四時正後失效。在二零零二年二月八日下午四時正後，尚未行使之認購權將會作廢，而二零零二年認股權證及其認股權證證書亦會全面失效。**

本公司就二零零二年認股權證之買賣、轉讓及行使認購權已作出以下安排：

1. 二零零二年認股權證在香港聯合交易所有限公司（「**聯交所**」）之最後買賣日期為**二零零二年二月五日（星期二）**，而買賣將於二零零二年二月五日下午四時正後停止。

2. 二零零二年認股權證之登記持有人如欲行使其認股權證所附之全部或部份認購權，必須**於二零零二年二月八日（星期五）下午四時正或之前**，將下列各項交往本公司之股票過戶登記處雅柏勤證券登記有限公司（「**過戶登記處**」），地址為香港中環干諾道中111號永安中心5樓：

   (i) 有關之二零零二年認股權證證書；

   (ii) 已填妥及簽署附註於二零零二年認股權證證書之認購表格；及

   (iii) 有關之認購款項。

3. 倘未以個人名義登記之認股權證持有人，如欲行使其認股權證所附之認購權，必須**於二零零二年二月八日（星期五）下午四時正或之前**，將下列各項交往過戶登記處之上述地址：

   (i) 有關之二零零二年認股權證證書；

   (ii) 已填妥及簽署之有效轉讓表格及／或其他業權文件（需要情況下需蓋釐印）；

   (iii) 已填妥及簽署附註於二零零二年認股權證證書之認購表格；及

   (iv) 有關之認購款項。

4. 本公司已向聯交所申請**由二零零二年二月八日（星期五）下午四時正後**撤銷二零零二年認股權證上市。

5. 於二零零二年二月八日（星期五）下午四時正後送交過戶登記處之認購表格將不會被接納及不會視為有效。

因行使認購權而發行之新股份將於有關認購日期後二十八天內配發，而該等新股份與現存已發行股份在各方面享有同等權益。

本公司股份及二零零二年認股權證於二零零二年一月七日（即本通函刊印前之最後實際可行日期）在聯交所之收市價分別為1.43港元及0.097港元。

此致

各認股權證持有人　台照
及各股東　參照

承董事局命
主席兼總裁
羅仲榮
謹啟

二零零二年一月九日